Exhibit 99.1

FOR IMMEDIATE RELEASE

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

ANNOUNCES EXPIRATION OF TENDER OFFERS FOR ANY AND ALL

5.000% NOTES DUE 2021 AND 4.750% NOTES DUE 2022

SANTIAGO, Chile, October 24, 2019 – Celulosa Arauco y Constitución S.A. (“Arauco”) announced today that its previously announced cash tender offers (the “Tender Offers”) for any and all (a) Arauco’s outstanding 5.000% Notes due 2021 (the “2021 Notes”) and (b) Arauco’s outstanding 4.750% Notes due 2022 (the “2022 Notes” and, together with the 2021 Notes, the “Notes”) have expired at 8:00 a.m., New York City time, on October 24, 2019 (the “Expiration Date”).

The Tender Offers were made pursuant to an offer to purchase dated October 17, 2019 (the “Offer to Purchase”), the related letter of transmittal (the “Letter of Transmittal”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”), which set forth the terms and conditions of the Tender Offers. The following table sets forth certain information relating to the Tender Offers:

Title of Security	CUSIP No. and ISINs	Principal Amount Outstanding	Fixed Spread (bps)	Reference U.S. Treasury Security	Bloomberg Reference Page	Tender Offer Consideration (per U.S.$1,000 principal amount)
5.000% Notes due 2021	CUSIP: 151191AR4 ISIN: US151191AR41	U.S.$0	35 bps	2.000% U.S. Treasury Notes due January 15, 2021	PX4	U.S.$1,036.21
	CUSIP: 151191AT0 ISIN: US151191AT07	U.S.$133,909,000
	CUSIP: P21963AE6 ISIN: USP21963AE65	U.S.$1,212,000
4.750% Notes due 2022	CUSIP: 151191AU7 ISIN : US151191AU79	U.S.$150,000	70 bps	2.500% U.S. Treasury Notes due January 15, 2022	PX5	U.S.$1,052.17
	CUSIP: 151191AW3 ISIN : US151191AW36	U.S.$253,311,000
	CUSIP: P2195VAC9 ISIN : USP2195VAC92	U.S.$2,394,000

As set forth in the table below, as of the Expiration Date, according to information provided by Global Bondholder Services Corporation, a total of (i) U.S.$43,431,000 aggregate principal amount of the 2021 Notes, and (ii) U.S.$129,752,000 aggregate principal amount of the 2022 Notes had been validly tendered and not validly withdrawn. This amount includes U.S.$173,000 aggregate principal amount of the 2021 Notes and U.S.$444,000 aggregate principal amount of the 2022 Notes tendered pursuant to the guaranteed delivery procedures described in the Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures.

Title of Security	CUSIP No. and ISINs	Principal Amount Outstanding	Principal Amount of Notes Tendered as of the Expiration Date
5.000% Notes due 2021	CUSIP: 151191AR4; ISIN: US151191AR41	U.S.$135,121,000	U.S.$43,431,000
CUSIP: 151191AT0; ISIN: US151191AT07
CUSIP: P21963AE6; ISIN: USP21963AE65
4.750% Notes due 2022	CUSIP: 151191AU7; ISIN: US151191AU79	U.S.$255,855,000	U.S.$129,752,000
CUSIP: 151191AW3; ISIN: US151191AW36
CUSIP: P2195VAC9; ISIN: USP2195VAC92

Arauco has accepted for purchase all Notes validly tendered and not validly withdrawn at or prior to the Expiration Date. The Company expects to pay the Tender Offer Consideration plus the accrued and unpaid interest on the Notes validly tendered and not validly withdrawn on October 29, 2019, subject to the terms and conditions described in the Offer Documents.

J.P. Morgan Securities LLC and Scotia Capital (USA) Inc. acted as dealer managers and Global Bondholder Services Corporation acted as Tender and Information Agent in connection with the Tender Offers. Questions regarding the Tender Offers may be directed to J.P. Morgan Securities LLC, Latin America Debt Capital Markets, 383 Madison Avenue, New York, New York 10179, (866) 846-2874 (toll-free) and (212) 834-7279 (collect), Scotia Capital (USA) Inc., Debt Capital Markets, 250 Vesey Street, New York, NY 10281, (800) 372-3930 (toll-free) and (212) 225-5559 (collect) or Global Bondholder Services Corporation at (866) 470-3700 (toll-free) and (212) 430-3774 (collect).

All deliveries and correspondence sent to the Tender and Information Agent should be directed to Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Tender Offers, passed upon the merits or fairness of the Tender Offers or passed upon the adequacy or accuracy of the disclosure in the Offer Documents.

This press release does not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which were made only pursuant to the terms and conditions contained in the Offer Documents.

About Arauco

Arauco is a corporation (sociedad anónima) organized under the laws of Chile. Its principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile. Our telephone number is +562-2461-7200.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that we expect or anticipate will or may occur in the future, are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “intend,” “believe,” “expect,” “anticipate,” “should,” “planned,” “projected,” “estimated” and “potential,” among others. Forward-looking statements contained in this press release are expectations only and actual results could differ materially from management’s expectations due to a variety of factors, including those described in the section titled “Risk Factors” in the Offer to Purchase. All forward-looking statements attributable to us or persons working on our behalf are expressly qualified in their entirety by such risk factors. The forward-looking statements that we make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. We assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that we make, or to make corrections to reflect future events or developments, except as required by the federal securities laws.

Contact:

Celulosa Arauco y Constitución S.A.

Avenida El Golf 150, 14th Floor

Las Condes, Santiago

Chile

T: +56-2-2461-7200